Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

April 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Filing Desk

Re:                               Western Asset Investment Grade Defined Opportunity Trust Inc.

Dear Sir or Madam:

On behalf of Western Asset Investment Grade Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A and the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended and the Securities Act of 1933, as amended.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan of this firm at 212-455-3575.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Enclosures

cc:          William J. Renahan